Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Arctic Jersey Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

NewsRelease 11 October 2018 AMCOR LIMITED, ANNUAL GENERAL MEETING THURSDAY, OCTOBER 11, 2018 MANAGING DIRECTOR’S ADDRESS Slide 15 – MD and CEO title slide Thank you Mr Chairman and good morning Ladies and Gentlemen. For most of my time with you today, I’d like to focus on the opportunities Amcor has to create significant value for shareholders over the long term, adding to some of the introductory comments you’ve heard from the Chairman. Slide 16 – FY2019 first quarter update But I will start with our customary trading update. The two key messages from me this morning are, first, that we have had a good start to the year with first quarter performance in line with expectations. As a result, the second key message is that there are no changes to the outlook statements we provided in August. Slide 17 – FY2019 update In August, we said we were encouraged by early indications that the industry challenges experienced in the 2018 financial year had started to stabilise and those encouraging signs continued through the balance of the first quarter. In the flexibles segment, there has been good, continued traction in recovering higher raw material costs and we continue to expect only a modest earnings impact in H1. In the Rigid Plastics business, we have seen modest volume growth continue in the North American beverage end market. In emerging markets across Amcor, we have continued to see good growth in the first quarter, building on the trend we saw in the second half of 2018. Specifically, the Rigid Plastics business in Latin America, the flexibles business in Asia and Specialty Cartons in Eastern Europe have all experienced a good start to the year.

Finally, all cost reduction initiatives across the group remain on track, including the completion of the flexibles restructuring program and the initial stages of the rigid plastics productivity improvements. Slide 18 – FY2019 outlook Given the start to the year is in line with expectations, we are reaffirming the outlook comments we provided at our results briefing in August and I’ll briefly recap those comments here. In the flexibles segment, we continue to expect solid PBIT growth, in constant currency terms, for the full fiscal year 2019. Earnings in the first half are expected to be modestly higher than the prior year based on current expectations for raw material costs in Q2. In the rigid plastics segment, we continue to expect solid PBIT growth, in constant currency terms, for fiscal 2019. Again, earnings in the first half are expected to be modestly higher than the prior year, based on an expectation of continued modest volume growth in Q2. Cash generation will be strong, and we continue to expect free cash flow between $200 to 300 million for the year. Slide 19 – FY2019 update - Summary In summary, a good start to the year and in line with expectations. We remain confident of delivering strong cash flow and constant currency earnings growth in the 2019 financial year. That earnings growth will be weighted towards the second half, given among other things, the timing of restructuring and integration costs, and the fact that our interest costs will be lower in the second half of the year relative to the first half. Slide 20 – Amcor strategy and future potential holding slide Looking further ahead, I’d like to touch on our strategy, what it means for investors and why we believe Amcor has unlimited potential to grow and create value. Slide 21 – Amcor strategy The Chairman provided a recap of Amcor’s strategy earlier. As most of you here today are investors, I’d like to elaborate on what winning for our investors looks like. We believe we are winning for our investors when they enjoy the benefit of strong and consistent shareholder returns. Slide 22 – Growth opportunities in each Amcor business The ability for Amcor to generate strong shareholder returns starts with our focused portfolio of businesses and the growth opportunities embedded in that portfolio. 2

Across Amcor, we see both organic growth and acquisition opportunities in each of our businesses. In particular, we see substantial growth potential in four areas that we’ve highlighted for the last couple of years. You can see those on the right hand side of slide 22 – they are: • • • flexible packaging in the Americas and in Asia; specialty rigid plastic containers; and caps and closures Each of these businesses is fundamentally very attractive, they are places where Amcor can be differentiated and our current position is well underweight relative to the market opportunity. All of which adds up to significant growth for Amcor into the future. Slide 23 – Amcor shareholder value creation model This is our shareholder value creation model and it sets out how we allocate cash flow to consistently deliver strong returns each year, and it has not changed. Our portfolio of market leading businesses service defensive end markets and generate strong EBITDA which results in consistently strong cash flow. That cash flow is then used to create value by paying dividends, by reinvesting in the business to drive organic growth, and by pursuing acquisitions. Any residual cash is then returned to shareholders, typically through a share buy-back. The result should be total shareholder value creation of 10-15% in a typical year. In the context of this model, a significant organic growth opportunity for Amcor going forward will be continuing to develop products that satisfy the evolving consumer need for more sustainable packaging. Slide 24 – Sustainability leadership by example This is a very exciting time in Amcor’s sustainability leadership journey. In addition to the pledge we made in January that the Chairman described earlier, there are a couple of exciting developments I’d like to highlight today. First, we recently launched a new recycling-ready high barrier film for flexible packaging, known as ‘Amlite Heatflex’. What differentiates this film from others in the marketplace is its ability to maintain performance and preserve shelf life across a wide range of ambient and high temperature, or retort, applications and it can be recycled through existing recycling streams. This is great news for our customers since this new film will help them meet their own ambitious sustainability commitments by accelerating the move to 100% recyclable or reusable packaging. 3

Second, to advance the development of fully recyclable packaging materials like ‘Amlite Heatflex’, we also recently established a Global Sustainability Center of Excellence in Europe staffed with full time resources from around the world. As we continue to advance our sustainability agenda, we’ll take another significant step forward with the acquisition of Bemis which brings together the two R&D leaders in our industry. Slide 25 – Amcor and Bemis combination Which leads me into the next few slides which are focused on this compelling and transformational acquisition. Today, Amcor is a very strong company and a leader in its own right but by combining with Bemis, we create the clear global leader in consumer packaging, at a moment in time when the opportunities for a leading packaging company have never been greater. For both sets of shareholders, this transaction delivers a significant value creation opportunity. Slide 26 – Bemis - overview Before getting into any further detail, let me give you a brief overview of Bemis. Bemis has a rich 160 year history and has evolved to become a leader in flexible packaging with a particularly strong presence in the Americas. The company is listed in the US and has sales of around US$4 billion. Globally, Bemis has over 50 plants with some 16,000 employees in 12 countries. Bemis’ innovative products serve leading and emerging customers primarily across the food and healthcare industries. Slide 27 – Creating the global leader in consumer packaging After closing of the transaction, Amcor will generate sales of US$13 billion, EBITDA of US$2.2 billion and annual cash flow of more than US$1 billion. Amcor will continue to be uniquely positioned with leadership positions in multiple product categories as the global leader in Flexible Packaging, the global leader in Specialty Cartons, the leader in Rigid Plastics in North America and Latin America and a sizeable player in the global closures space. Slide 28 – Amcor and Bemis combination: strategic rationale From a strategic perspective, the rationale for putting these companies together is very compelling. First, there's the resulting comprehensive global footprint for our Flexible Packaging business. 4

Second, across that global footprint we’ll have greater scale and resources in each key region around the world. Third, our portfolio will benefit from increased exposure to attractive end markets like protein and healthcare, and attractive product segments like barrier films and foils. We expect the experience and insights from these market positions can be transferred across regions and leveraged across Amcor’s global footprint. And, of course, there's the combination of capabilities and management talent from both companies. The result will be a much stronger Amcor with the ability to offer global, regional and local customers the most compelling value proposition in the industry and a broader offering of innovative and sustainable products. Slide 29 – The global leader in flexible packaging This slide clearly shows how the combination results in a truly global and well-balanced footprint for our flexible packaging business. By bringing together Amcor's leading flexible business in Europe, Asia and many parts of Latin America, with Bemis's leading positions in North America and Brazil, we will be well placed to serve customers all over the world. Slide 30 – Leadership positions and scale in all key regions In addition to having a comprehensive global footprint, Amcor’s flexible packaging business will have leadership and scale positions in every region. The benefits of scale will include not just cost advantages but a resource and capability advantage, and the potential to combine the capabilities of Amcor and Bemis is one of the most exciting parts of this transaction. Slide 31 – Best-in-class capabilities…greater differentiation…global platform Both companies bring different and complementary capabilities. Amcor has a good track record of growth through M&A, we have strong relationships with many global customers and we have a long history of operating profitably in emerging markets, at margins similar to those of Amcor overall. A key part of our strategy is the Amcor Way, which is the set of capabilities we develop in a consistent way across all Amcor businesses. Those capabilities have evolved over time, and the financial benefits we've realised as a result is reflected in margins almost doubling over the last 10 years, as well as through working capital and cash flow benefits. Now, of course, Bemis also brings many things to this combination as well, in particular their highly regarded technical and material science capabilities. These capabilities are a big reason why Bemis also has very strong customer relationships and large positions in some very attractive product and market 5 segments, which is why the Company generates the margins that it does in North America. Combining the capabilities of Amcor and Bemis will drive real differentiation and sustainable value creation over the long term. Slide 32 – Financial rationale The financial rationale for the deal is equally compelling with strong transaction metrics, a stronger financial profile for Amcor going forward and greater liquidity for investors given the all-stock structure which is cash and tax free for all shareholders. Let me walk you through these points in more detail. Slide 33 – Compelling transaction financial metrics Starting with the financial metrics for the transaction itself which will deliver double-digit pro forma EPS accretion for all shareholders and returns well above Amcor’s weighted average cost of capital. The teams from Amcor and Bemis have worked together to identify US$180 million in cost synergies that would not be available to either company independently. The synergies will be delivered by the third full financial year post close and fall into three areas. First, in terms of general and administration costs, while we have specifically excluded sales and marketing and R&D from these initial estimates, we have identified opportunities to eliminate other duplicate costs, including regional overheads and two sets of public company costs. Second, manufacturing footprint synergies will come from optimising our supply chain and removing fixed costs across a combined footprint of over 150 flexible packaging plants around the world. And third, in procurement, there will be incremental opportunities to optimise our combined annual spend of around US$6 billion across all direct and indirect categories. We're confident in our ability to deliver at least US$180 million in cost synergies which represents 4 to 5% of Bemis's sales. And it’s important to reemphasize that this includes cost synergies only, with any revenue synergies representing additional upside to the transaction metrics. Slide 34 – Amcor – stronger financial profile going forward As a result of the transaction, Amcor will have a stronger financial profile going forward. Adding synergies to the underlying EBITDA of the Amcor and Bemis businesses, results in a business with higher margins and stronger growth potential. 6

Amcor will also maintain an investment grade balance sheet and, with annual cash flow exceeding US$1 billion, we will continue to provide shareholders with a competitive dividend which will increase over time. In addition, there will be immediate capacity for further investment or share buy-backs – again, additional upside that has not been factored in to the transaction metrics Slide 35 – Greater liquidity and cash & tax free for investors The all-stock transaction structure results in shares being listed on two major exchanges: the New York Stock Exchange (NYSE) and the Australian Securities Exchange (ASX). Amcor shareholders can elect to receive either ASX listed shares in the form of CDIs or NYSE listed shares, and any shareholder at any time has the option to switch between one form of share and the other – the New Amcor CDIs and NYSE shares will be fully fungible and interchangeable. Given the geographic mix and typical investment mandates of Amcor’s shareholder base, we expect that approximately 70% of all New Amcor shares on issue will be listed on the ASX in the form of CDI’s with the remaining 30% of shares listed and traded on the NYSE. This listing structure creates a unique and advantaged outcome in terms of index participation. We expect the total market capitalisation of the combined company - in other words the value of all shares on issue regardless of where they trade - to qualify for inclusion in the US S&P 500 Index. Amcor will be within the top 300 largest companies in that index. In addition, the Australian-listed CDI’s will continue to be included in the ASX 200 Index with no significant change expected to Amcor’s current index weighting. Finally, as a result of the all-stock transaction structure, there is no need for shareholders to contribute cash and the share for share exchange will be tax free for all shareholders. Slide 36 – Amcor and Bemis combination Before concluding I would like to recap the simple messages regarding this transaction that I started with. Combining Amcor and Bemis results in the footprint, scale and capabilities to offer the most compelling value proposition to our key stakeholders, including employees, customers and the environment. And for both sets of shareholders, this transaction delivers a unique value creation opportunity. Value which would not be achievable in the same timeframe by either company independently. 7

We are on track to secure the necessary regulatory approvals and to complete the documentation and US SEC registration processes and we continue to expect the transaction will close in the March 2019 quarter. Slide 37 – Summary In summary… Amcor remains uniquely positioned within the packaging industry with scale and leadership positions in both flexible and rigid plastic packaging, a broad, global footprint and leading innovation capabilities. For many years the company’s ability to expand margins, generate strong cash flow and achieve high returns on capital has led to superior returns for shareholders. Our strategy is clear and we have unlimited potential. This potential has never been more evident than with the opportunities ahead of us from sustainability and the transformational acquisition of Bemis, both of which will drive significant value creation for shareholders well into the future. Thank you for your continued support. ENDS For further information please contact: Investors Tracey Whitehead +61 (0)3 9226 9028 Head of Investor Relations Amcor Limited About Amcor Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The company’s 33,000 people generate more than US$9 billion in sales from operations that span some 200 locations in more than 40 countries. 8

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will Be Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.